Exhibit 99.1

Interxion Holding NV

Interim report

as at and for the three-month period ended

31 March 2014

Schiphol-Rijk, 7 May 2014

First Quarter Highlights

Financial Highlights

•	Revenue increased by 8% to €80.6 million (Q1 2013: €74.4 million).

•	Adjusted EBITDA increased by 9% to €34.5 million (Q1 2013: €31.7 million).

•	Adjusted EBITDA margin increased to 42.9% (Q1 2013: 42.6%).

•	Net profit increased to €10.4 million (Q1 2013: €7.0 million).

•	Capital expenditure, including intangible assets, was €57.0 million.

•	Subsequent to the quarter end, Interxion issued €150.0 million of 6.00% Senior Secured Notes due 2020 at 106.75.

Operating Highlights

•	New data centres opened in Amsterdam and Frankfurt.

•	Expansion projects were completed in Brussels and Stockholm.

•	Other expansion projects remain on schedule.

•	Equipped Space increased by 2,800 square metres to 82,900 square metres.

•	Revenue Generating Space increased by 1,700 square metres to 61,400 square metres.

•	Utilisation Rate at the end of the quarter was 74%.

Quarterly Review

Revenue in the first quarter of 2014 was €80.6 million, an 8% increase over the first quarter of 2013 and a 3% increase over the fourth quarter of 2013. Recurring revenue was €75.9 million, a 7% increase over the first quarter of 2013 and a 2% increase over the fourth quarter of 2013.

Cost of sales in the first quarter of 2014 was €32.6 million, a 10% increase over the first quarter of 2013 and a 4% increase over the fourth quarter of 2013.

Gross profit was €48.0 million in the first quarter of 2014, a 7% increase over the first quarter of 2013 and a 3% increase over the fourth quarter of 2013. Gross profit margin in the first quarter of 2014 was 59.6%, compared with 60.2% in the first quarter of 2013 and 59.9% in the fourth quarter of 2013.

Sales and marketing costs in the first quarter of 2014 were €5.9 million, a 7% increase over the first quarter of 2013 and an 8% decrease from the fourth quarter of 2013.

General and administrative costs1 in the first quarter of 2014 were €7.6 million, a slight increase compared with the first quarter of 2013 and a 14% increase over the fourth quarter of 2013. Depreciation and amortisation in the first quarter of 2014 was €14.0 million, a slight decrease compared with the first quarter of 2013 and a 3% increase over the fourth quarter of 2013.

[1]	Excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments.

2	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Net financing costs in the first quarter of 2014 were €5.4 million, a 16% decrease compared with the first quarter of 2013 and a 3% decrease over the fourth quarter of 2013.

Income tax expense was €4.2 million in the first quarter of 2014, a 26% increase over the first quarter of 2013 and a 16% increase from the fourth quarter of 2013. The underlying effective tax rate for the quarter was 29% compared with 32% in the same period last year.

Net profit was €10.4 million in the first quarter of 2014, a 49% increase over the first quarter 2013 and a 6% increase over the fourth quarter of 2013. Earnings per share was €0.15 on a weighted average of 69.6 million diluted shares in the first quarter of 2014. This result compares with earnings per share of €0.10 on a weighted average of 69.1 million diluted shares in the first quarter of 2013 and earnings per share of €0.14 on a weighted average of 69.5 million diluted shares in the fourth quarter of 2013. Adjusted diluted earnings per share2 for the first quarter of 2014 was €0.14, compared with €0.09 for the first quarter of 2013.

Adjusted EBITDA in the first quarter of 2014 was €34.5 million, a 9% increase over the first quarter of 2013 and a 2% increase over the fourth quarter of 2013. Adjusted EBITDA margin was 42.9%, compared with 42.6% in the first quarter of 2013 and 43.2% in the fourth quarter of 2013.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €34.3 million in the first quarter of 2014, a 45% increase over the first quarter of 2013 and a 49% increase over the fourth quarter of 2013. Capital expenditure, including intangible assets, was €57.0 million in the first quarter of 2014, compared with €32.8 million in the first quarter of 2013 and €55.3 million in the fourth quarter of 2013.

Cash and cash equivalents were €41.9 million at 31 March 2014, down from €45.7 million at year-end 2013. Total borrowings were €392.9 million at the end of the first quarter of 2014, including a balance of €30.0 million on the Company’s revolving facility, compared with total borrowings of €362.7 million at the end of 2013. Subsequent to the end of the quarter, Interxion completed a transaction that resulted in the Company adding a further €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020, issued at 106.75 and resulting in estimated net cash proceeds of €158.1 million. In connection with this transaction, the Company terminated its €100 million senior secured credit facility, which it entered into on 14 April 2014.

Equipped Space at the end of the first quarter of 2014 was 82,900 square metres, compared with 78,100 square metres at the end of the first quarter of 2013 and 80,100 square metres at the end of the fourth quarter of 2013. Revenue Generating Space at the end of the first quarter of 2014 was 61,400 square metres, compared with 57,000 square metres at the end of the first quarter of 2013 and 59,700 square metres at the end of the fourth quarter of 2013. Utilisation Rate, the ratio of Revenue Generating Space to Equipped Space, was 74% at the end of the first quarter of 2014, compared with 73% at the end of the first quarter of 2013 and 75% at the end of the fourth quarter of 2013.

[2]	Diluted earnings per share adjusted for capitalised interest after tax (reference is made to table on page 5).

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	3

Further Information for Noteholders

This Interim Report was prepared in accordance with the indenture (the “Indenture”) dated as of 3 July 2013 among Interxion Holding NV, as Issuer, the guarantors named therein, The Bank of New York Mellon, London Branch, as Trustee, principal paying agent and transfer agent; The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and registrar, and Barclays Bank PLC, as Security Trustee.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

4	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in the €100 million revolving facility and €475 million 6.00% Senior Secured Notes. Other companies may, however, present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Net profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our consolidated income statement included elsewhere in this interim report.

Adjusted diluted earnings per share amounts are determined on Adjusted Net Profit. A reconciliation from reported Net profit to Adjusted Net Profit is provided below.

	For the three months ended
	31 Mar 2014	31 Mar 2013
	(€ in millions - except
	per share data)
Net Profit - as reported	10.4	7.0
Reverse

- Interest Capitalised	(0.8)	(0.7)

	(0.8)	(0.7)

Tax effect of above add backs & reversals	0.2	0.2

Adjusted Net Profit	9.8	6.5

Reported Basic EPS: (€)	0.15	0.10
Reported Diluted EPS: (€)	0.15	0.10

Adjusted Basic EPS: (€)	0.14	0.10
Adjusted Diluted EPS: (€)	0.14	0.09

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 37 data centres in 11 European countries. Interxion’s data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 500 connectivity providers and 20 European Internet exchanges across its footprint, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	5

Consolidated Interim Income Statement

		For the three months ended
		31 Mar 2014	31 Mar 2013
	Note	€’000	€’000
Revenue	5	80,610	74,379
Cost of sales	5	(32,578)	(29,615)

Gross profit		48,032	44,764
Other income	5	60	123
Sales and marketing costs	5	(5,880)	(5,495)
General and administrative costs	5	(22,231)	(22,616)

Operating profit		19,981	16,776
Finance income	6	67	82
Finance expense	6	(5,468)	(6,533)

Profit before taxation		14,580	10,325
Income tax expense	7	(4,221)	(3,355)

Profit for the period attributable to shareholders		10,359	6,970

Earnings per share
Basic earnings per share: (€)		0.15	0.10
Diluted earnings per share: (€)		0.15	0.10

The accompanying notes form an integral part of these consolidated interim financial statements.

6	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Consolidated Interim Statement of Comprehensive Income

	For the three months ended
	31 Mar 2014	31 Mar 2013
	€’000	€’000
Profit for the period attributable to shareholders	10,359	6,970
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss:

Foreign currency translation differences	381	(2,537)

Effective portion of changes in fair value of cash flow hedge	(141)	—

Tax on items that are, or may be, reclassified subsequently to profit or loss	28	490

Other comprehensive income/(loss) for the period, net of tax	268	(2,047)

Total comprehensive income attributable to shareholders	10,627	4,923

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	7

Consolidated Interim Statement of Financial Position

As at		31 Mar 2014	31 Dec 2013
	Note	€’000	€’000
Non-current assets
Property, plant and equipment	8	745,554	698,748
Intangible assets		17,877	17,878
Deferred tax assets		33,137	34,446
Financial assets		774	774
Other non-current assets		4,808	16,536

		802,150	768,382

Current assets
Trade and other current assets		97,569	96,703
Cash and cash equivalents		41,939	45,690

		139,508	142,393

Total assets		941,658	910,775

Shareholders’ equity
Share capital		6,890	6,887
Share premium		486,130	485,347
Foreign currency translation reserve		7,120	6,757
Hedging reserve, net of tax		(35)	60
Accumulated deficit		(100,790)	(111,149)

		399,315	387,902

Non-current liabilities
Trade payables and other liabilities		11,648	11,537
Deferred tax liabilities		4,926	4,147
Provision for onerous lease contracts		4,042	4,855
Borrowings	10	362,352	362,209

		382,968	382,748

Current liabilites
Trade payables and other liabilities		119,621	132,093
Income tax liabilities		3,902	2,229
Provision for onerous lease contracts		4,084	4,020
Borrowings	10	31,768	1,783

		159,375	140,125

Total liabilities		542,343	522,873

Total liabilities and shareholders’ equity		941,658	910,775

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumu- lated deficit	Total equity
	€’000	€’000	€’000	€’000	€’000	€’000
Balance at 1 January 2014	6,887	485,347	6,757	60	(111,149)	387,902
Profit for the period	—	—	—	—	10,359	10,359
Other comprehensive income/(loss), net of tax	—	—	363	(95)	—	268

Total comprehensive income	—	—	363	(95)	10,359	10,627
Exercise of options	3	253	—	—	—	256
Share-based payments	—	530	—	—	—	530

Total contribution by, and distributions to, owners of the Company	3	783	—	—	—	786

Balance at 31 March 2014	6,890	486,130	7,120	(35)	(100,790)	399,315

Balance at 1 January 2013	6,818	477,326	9,403	—	(117,973)	375,574
Profit for the period	—	—	—	—	6,970	6,970
Other comprehensive income, net of tax	—	—	(2,047)	—	—	(2,047)

Total comprehensive income	—	—	(2,047)	—	6,970	4,923
Exercise of options	23	1,588	—	—	—	1,611
Share-based payments	—	780	—	—	—	780

Total contribution by, and distributions to, owners of the Company	23	2,368	—	—	—	2,391

Balance at 31 March 2013	6,841	479,694	7,356	—	(111,003)	382,888

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	9

Consolidated Interim Statement of Cash Flows

	For the three months ended
	31 Mar 2014	31 Mar 2013
	€’000	€’000
Profit for the period	10,359	6,970
Depreciation, amortisation and impairments	13,981	14,011
Provision for onerous lease contracts	(819)	(826)
Share-based payments	643	1,009
Net finance expense	5,401	6,451
Income tax expense	4,221	3,355

	33,786	30,970

Movements in trade and other current assets	(800)	(6,787)
Movements in trade and other liabilities	1,306	(588)

Cash generated from operations	34,292	23,595

Interest and fees paid	(10,826)	(10,031)
Interest received	67	285
Income tax paid	(358)	(436)

Net cash flows from operating activities	23,175	13,413

Cash flows from investing activities
Purchase of property, plant and equipment	(56,391)	(30,920)
Purchase of intangible assets	(614)	(1,869)

Net cash flows from investing activities	(57,005)	(32,789)

Cash flows from financing activities
Proceeds from exercised options	256	1,611
Proceeds from mortgages	—	9,621
Repayment of mortgages	(167)	—
Proceeds from Revolving Facility	30,000	—
Repayment of other borrowings	(11)	(13)

Net cash flows from financing activities	30,078	11,219
Effect of exchange rate changes on cash	1	(9)

Net movement in cash and cash equivalents	(3,751)	(8,166)
Cash and cash equivalents, beginning of period	45,690	68,692

Cash and cash equivalents, end of period	41,939	60,526

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three month periods ended 31 March 2014 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centres.

2	Basis of preparation

a) Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended 31 December 2013; these are contained in the 2013 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on 8 April 2014, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

b) Estimates, judgment and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended 31 December 2013 in the 2013 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended 31 December 2013 in the 2013 Annual Report (Form 20-F) including new Standards and Interpretations effective as of 1 January 2014. Compared with the accounting principles as applied in the 2013 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	11

4	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2013 Annual Report (Form 20-F).

5	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

12	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

For the three months ended 31 March 2014

	FR, DE NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	47,640	28,231	75,871	—	75,871
Non-recurring revenue	3,132	1,607	4,739	—	4,739
Revenue	50,772	29,838	80,610	—	80,610
Cost of sales	(19,417)	(11,277)	(30,694)	(1,884)	(32,578)

Gross profit/(loss)	31,355	18,561	49,916	(1,884)	48,032
Other income	60	—	60	—	60
Sales and marketing costs	(1,700)	(1,268)	(2,968)	(2,912)	(5,880)
General and administrative costs	(11,431)	(5,825)	(17,256)	(4,975)	(22,231)

Operating profit/(loss)	18,284	11,468	29,752	(9,771)	19,981
Net finance expense					(5,401)

Profit before tax					14,580

Total assets	645,929	237,874	883,803	57,855	941,658
Total liabilities	138,082	43,981	182,063	360,280	542,343
Capital expenditure, including intangible assets*	(43,592)	(12,683)	(56,275)	(730)	(57,005)
Depreciation, amortisation, impairments	(8,919)	(4,280)	(13,199)	(782)	(13,981)
Adjusted EBITDA	27,294	15,798	43,092	(8,547)	34,545

For the three months ended 31 March 2013

	FR, DE	Rest of		Corporate
	NL and UK	Europe	Subtotal	and other	Total
	€’000	€’000	€’000	€’000	€’000
Recurring revenue	44,448	26,508	70,956	—	70,956
Non-recurring revenue	2,138	1,285	3,423	—	3,423
Revenue	46,586	27,793	74,379	—	74,379
Cost of sales	(17,160)	(10,748)	(27,908)	(1,707)	(29,615)

Gross profit/(loss)	29,426	17,045	46,471	(1,707)	44,764
Other income	123	—	123	—	123
Sales and marketing costs	(1,771)	(1,214)	(2,985)	(2,510)	(5,495)
General and administrative costs	(11,866)	(5,656)	(17,522)	(5,094)	(22,616)

Operating profit/(loss)	15,912	10,175	26,087	(9,311)	16,776
Net finance expense					(6,451)

Profit before tax					10,325

Total assets	550,804	202,046	752,850	69,677	822,527
Total liabilities	127,036	41,166	168,202	271,437	439,639
Capital expenditure, including intangible assets*	(20,693)	(11,249)	(31,942)	(847)	(32,789)
Depreciation, amortisation, impairments	(9,123)	(4,183)	(13,306)	(705)	(14,011)
Adjusted EBITDA	25,167	14,464	39,631	(7,958)	31,673

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets,” respectively.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	13

Reconciliation to adjusted EBITDA

	For the three months ended
	31 Mar 2014	31 Mar 2013
Consolidated	€’000	€’000
Profit for the period attributable to shareholders	10,359	6,970
Income tax expense	4,221	3,355

Profit before taxation	14,580	10,325
Finance income	(67)	(82)
Finance expense	5,468	6,533

Operating profit	19,981	16,776
Depreciation, amortisation and impairments	13,981	14,011

EBITDA(1)	33,962	30,787
Share-based payments	643	1,009
Income from sub-leases of unused data centre sites	(60)	(123)

Adjusted EBITDA(1)	34,545	31,673

	For the three months ended
	31 Mar 2014	31 Mar 2013
FR, DE, NL and UK	€’000	€’000
Operating profit	18,284	15,912
Depreciation, amortisation and impairments	8,919	9,123

EBITDA(1)	27,203	25,035
Share-based payments	151	255
Income from sub-leases of unused data centre sites	(60)	(123)

Adjusted EBITDA(1)	27,294	25,167

14	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

	For the three months ended
	31 Mar 2014	31 Mar 2013
Rest of Europe	€’000	€’000
Operating profit	11,468	10,175
Depreciation, amortisation and impairments	4,280	4,183

EBITDA(1)	15,748	14,358
Share-based payments	50	106

Adjusted EBITDA(1)	15,798	14,464

	For the three months ended
	31 Mar 2014	31 Mar 2013
Corporate and other	€’000	€’000
Operating profit/(loss)	(9,771)	(9,311)
Depreciation, amortisation and impairments	782	705

EBITDA(1)	(8,989)	(8,606)
Share-based payments	442	648

Adjusted EBITDA(1)	(8,547)	(7,958)

(1)	EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €100 million revolving facility and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently.

EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity, or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	15

6	Finance income and expense

	For the three months ended
	31 Mar 2014	31 Mar 2013
	€’000	€’000
Bank and other interest	67	82

Finance income	67	82

Interest expense on Senior Secured Notes, bank and other loans	(4,533)	(5,805)
Interest expense on finance leases	(457)	(280)
Interest expense on provision for onerous lease contracts	(68)	(92)
Other financial expenses	(394)	(314)
Foreign currency exchange losses	(16)	(42)

Finance expense	(5,468)	(6,533)

Net finance expense	(5,401)	(6,451)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

7	Income tax expense

The Group’s consolidated effective tax rate of 29%, in respect of continuing operations for the three months ended 31 March 2014, was affected by lower non-tax-deductible share-based payment expenses and reduced enacted tax rates in some of the countries in which we operate (the effective tax rate for the three months ended 31 March 2013: 32%).

8	Property, plant and equipment

Acquisitions

During the three months ended 31 March 2014, the Group acquired data-centre-related assets at a cost of €59,900,000 (three months ended 31 March 2013: €17,300,000).

Capitalized interest relating to borrowing costs for the three months ended 31 March 2014 amounted to €817,000 (three months ended 31 March 2013: €738,000). The cash effect of the interest capitalised for the three months ended 31 March 2014 amounted to €750,000, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended 31 March 2013: €3,032,000).

16	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Capital commitments

At 31 March 2014, the Group had outstanding capital commitments of €79,200,000. These commitments are expected to be substantially settled during the remainder of 2014.

9	Financial Instruments

Fair values versus carrying amounts

As of 31 March 2014, the market price of the €325 million 6.00% Senior Secured Notes due 2020 was 108.4 (31 March 2013: not applicable). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €352 million (31 March 2013: not applicable) compared to their nominal value of €325 million.

The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair values and hierarchy

As at 31 March 2014, there are no liabilities related to financial instruments that are carried at fair value.

The Company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 31 March 2014, the Group had a financial asset, its investment in Istream Planet Inc., carried at fair value and a cash flow hedge to hedge the interest rate risk of a mortgage.

31 March 2014	Level 1	Level 2	Level 3
Cash flow hedge	—	(51)	—
Financial asset	—	—	774

31 December 2013	Level 1	Level 2	Level 3
Cash flow hedge	—	90	—
Financial asset	—	—	774

No significant changes in the levels of hierarchy, or transfers between levels, occurred in the reporting period. The fair value of the cash flow hedge as per 31 March 2014 was based on broker quotes.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	17

10	Borrowings

As at 31 March 2014, we had drawn €30.0 million under our €100.0 million revolving facility to fund our data centre expansions.

11	Related party transactions

In a letter dated 26 February 2014, Lamont Finance, N.V. and Baker Communications Fund II, L.P., the private equity funds affiliated with Baker Capital (collectively “Baker”), notified the board of directors of the Company that, pursuant to the shareholders’ agreement, they intend to designate two additional individuals to be elected at the Company’s 2014 Annual General Meeting, each of whom must meet the standards for independence under the requirements of the NYSE. The letter further states. “Baker believes all stakeholders would benefit from a newly constituted Board that is focused on enhancing corporate governance and is open to all avenues for creating and maximizing shareholder value.”

12	Subsequent events

Revolving Facility

Subsequent to 31 March 2014, the Company repaid €10.0 million of the amounts drawn under the Revolving Facility. As at 7 May 2014, a total amount of €20.0 million was drawn under our €100.0 million Revolving Facility.

Mortgage

On 1 April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly installments of €153,330 of which, the first quarterly installment is due on 31 July 2014, and a final repayment of €153,530 is due on 30 April 2029.

Senior Secured Facility

On 14 April 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company.

The Senior Secured Facility initially bears interest at a rate per annum equal to EURIBOR plus a margin of 2.75% per annum, subject to a margin ratchet pursuant to which the margin may be increased to a maximum of 5.75% per annum if the Senior Secured Facility Agreement is extended up to an additional 12 months after its initial maturity date.

Following the successful closing of the offering of Additional Notes discussed in the following paragraph, the Company terminated at the time of closing of this offering this new €100.0 million Senior Secured Facility Agreement. No amounts had been drawn under this facility. As a result of the termination of this Senior Secured Facility Agreement, the related deferred financing fees amounting to approximately €0.5 million were written off in April 2014.

18	Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited

Additional Notes under Indenture 3 July 2013

On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The estimated net proceeds of the offering amount to €158.1 million. The net proceeds contain the nominal value of the Additional Notes increased with a premium at 106.75 and net of estimated offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company expects to use the proceeds of the offering (i) to pay for capital expenditures related to expansions of its existing data centres and for new data centres, (ii) to pay fees and expenses incurred in connection with the offering, and (iii) for other general corporate purposes.

Interim Report: Three-month period ended 31 March 2014 This Interim Report is unaudited	19